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                          June 7, 2024

       Jeffrey C. Hines
       Chief Executive Officer
       Hines Global Income Trust, Inc.
       845 Texas Avenue, Suite 3300
       Houston, TX 77002-1656

                                                        Re: Hines Global Income
Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 31, 2024
                                                            File No. 333-279847

       Dear Jeffrey C. Hines:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Alice Connaughton